UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 14D-9

Solicitation/Recommendation Statement under

Section 14(d)(4) of the Securities Exchange Act of 1934

AMENDMENT NO. 7

SALIX PHARMACEUTICALS, LTD.

(Name of Subject Company)

SALIX PHARMACEUTICALS, LTD.

(Name of Person Filing Statement)

Common Stock, Par Value $0.001 Per Share

(Title of Class of Securities)

795435106

(CUSIP Number of Common Stock)

Robert P. Ruscher

Executive Chairman

Salix Pharmaceuticals, Ltd.

8540 Colonnade Center Drive, Suite 501

Raleigh, North Carolina 27615

(919) 862-1000

(Name, address and telephone number of person authorized to receive notice and communications on behalf of the person filing statement)

Copy to:

Donald R. Reynolds, Esq.

Alexander M. Donaldson, Esq.

Wyrick Robbins Yates & Ponton LLP

4101 Lake Boone Trail, Suite 300

Raleigh, North Carolina 27607

(919) 781-4000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 7 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 initially filed with the Securities and Exchange Commission (the “SEC”) on April 23, 2003 (as subsequently amended, the “Schedule 14D-9”), by Salix Pharmaceuticals, Ltd., a Delaware corporation (“Salix”), relating to the tender offer made by Saule Holdings Inc. (“Saule Holdings”), a wholly owned subsidiary of Axcan Pharma Inc. (“Axcan”), as set forth in a Tender Offer Statement filed by Axcan on Schedule TO, dated April 10, 2003 (as subsequently amended, the “Schedule TO”), to pay $10.50 net to the seller in cash, without interest thereon, for each share of common stock, par value $0.001 per share, of Salix (the “Common Stock”), together with associated rights to purchase Series A Junior Participating Preferred Stock, par value $0.001 per share (the “Rights”, and together with the Common Stock, the “Shares”), upon the terms and subject to the conditions set forth in the Schedule TO. Unless otherwise indicated, all capitalized terms used but not defined herein shall have the meanings ascribed to them in the Schedule 14D-9.

Item 3. Past Contacts, Transactions, Negotiations and Agreements.

Item 3 is amended by adding after the last paragraph of Item 3 on page 3 the following:

“On May 30, 2003, Adam C. Derbyshire was promoted from Vice President to Senior Vice President of Salix, in addition to his current position of Chief Financial Officer. As a result of this promotion, Mr. Derbyshire’s annual base salary will increase to $250,000 and he will be entitled to 18 months of severance under his current employment agreement in the event of his termination by Salix without “reasonable cause” or by him with “good reason.” As a result of his promotion, Mr. Derbyshire was granted an option to purchase 60,000 shares of Salix Common Stock with an exercise price of $12.00 per share.”

Item 4. The Solicitation or Recommendation.

Item 4(b) is amended by adding the following after the last paragraph of Item 4(b) on page 9 under the heading “Axcan Hostile Offer”:

“On Friday, May 30, 2003, David Mims, Chief Operating Officer of Axcan, called Carolyn J. Logan, President and CEO of Salix, and left a voicemail requesting to speak with her about Salix’s estimates for the Rifaximin market. On Monday, June 2, 2003, Ms. Logan sent the following letter to Mr. Mims by email and facsimile:

June 2, 2003

Mr. David Mims

Executive Vice President and COO

Axcan Pharma Inc.

22 Inverness Center Parkway

Birmingham, AL 35242

Dear David,

I received your voicemail on May 30, 2003 indicating that you wanted to talk with me regarding our estimates for the Rifaximin market.

As you know from Axcan’s many prior conversations and meetings with Salix senior management, we have always been willing to meet with, and listen to, representatives of Axcan and other companies regarding possible strategic relationships. As we have stated repeatedly in our SEC filings, Salix is not for sale at anything close to Axcan’s $10.50 tender offer or the current market price because the Salix Board of Directors believes (i) Salix Common Stock is still significantly undervalued and (ii) Salix is poised for significant growth and profitability and can better enhance stockholder value by continuing to execute its business plan. However, we are always willing to discuss strategic transactions with, and consider legitimate proposals from, third parties, and to act on such matters in the best interests of Salix stockholders.

At no time have we ever refused to meet with Axcan. It appears that Axcan and Salix have become engaged in an expensive and time-consuming hostile tender offer, and related litigation and proxy contest (which we feel is not in anyone’s best interests, including your stockholders and ours), based on a misdirected e-mail from Axcan and possible misunderstandings regarding the postponed January 30, 2003 meeting and a proposed meeting in February 2003.

Unfortunately, as long as the litigation, hostile tender offer and proxy contest that have been initiated by Axcan remain in place, we and our advisors believe it would be inappropriate and not in the interests of Salix stockholders to continue the type of open discussions that representatives of Salix and Axcan have had in the past. Accordingly, with respect to your request for additional information regarding Rifaximin, under the current circumstances I can only direct you to information that we have disclosed publicly in our various SEC filings. While we have been able to share information (under nondisclosure agreements appropriate to the circumstances) and have discussions with many other companies who have contacted us in a friendly, cooperative manner, we feel we must take this position with you due to Axcan’s outstanding litigation, hostile tender offer and proxy contest.

It is most unfortunate that you and I have to communicate for the first time under these circumstances. We believe that the choice as how to proceed from here is up to Axcan.

Sincerely,

/S/    CAROLYN LOGAN

Carolyn Logan

Chief Executive Officer”

Item 8. Additional Information.

(a) Legal Matters

Item 8(a) is amended by adding after the paragraph entitled “Axcan Pharma Inc. and Saule Holdings Inc. v. Salix Pharmaceuticals, Ltd., C. A. No. 20247, United States District Court for the District of Delaware, filed April 10, 2003” on pages 13-14 the following paragraph:

“On May 27, 2003, Axcan filed an amended complaint in this lawsuit seeking, among other things, a declaratory judgment that Axcan and Saule Holdings have disclosed all information required by, and are otherwise in full compliance with, the Securities Exchange Act of 1934 and any other federal securities laws, rules or regulations deemed applicable to any purchase of

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Salix’s securities by Axcan or Saule Holdings, and enjoining Salix from making any false or misleading statements with respect to the Offer.”

Item 8 is further amended by adding after the last paragraph of Item 8 on page 18 the following new subsection (d):

“(d) Other Matters

Salix has hired a leading compensation consulting firm to advise it on retention programs for Salix employees. As a result, the Salix Board, on May 30, 2003, approved an employee retention program providing all eligible employees below Vice President with salary, benefits and pro rata bonuses for a predetermined number of months based upon the employee’s level of employment if terminated without cause or if the employee resigns for good reason within twelve months of a change in control of Salix. This employee retention program does not apply to Vice Presidents and above. The Salix Board believes the adoption of this employee retention program allows Salix to continue to implement its current business strategy and is reasonable under current circumstances.”

Item 9. Exhibits.

Item 9 is amended by adding the following exhibits:

Exhibit No.

Exhibit 18

Axcan Amended Complaint dated May 27, 2003 filed in the United States District Court for the Eastern District of Delaware (incorporated by reference to Exhibit 99(a)(i)(P) to Schedule TO/A (Amendment No. 8) filed May 29, 2003).

Exhibit 19	Press Release issued by the Company on June 4, 2003 announcing recent Colazal prescription and formulary data and promotion of Adam C. Derbyshire. **

**	Filed herewith.

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SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

SALIX PHARMACEUTICALS, LTD.

By:	/s/ Robert P. Ruscher
Robert P. Ruscher Executive Chairman

Dated: June 4, 2003

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